FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of November 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 13, 2007, announcing its results for the quarter ending September 30, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 13, 2007

Gilat Announces Strong Q3 Results: Revenues Reached $71.5 Million; Net Income Totaled $ 5.9 Million

Petah Tikva, Israel, November 13, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ending September 30, 2007.

Revenues for the third quarter of 2007 were $71.5 million, up from $63.8 million in the same period of 2006. Net income for the third quarter of 2007 was $5.9 million or $0.14 per diluted share, compared to a net income of $2.7 million or $0.11 per diluted share in the third quarter of 2006. Non-GAAP net income (1) for the third quarter of 2007 was $6.1million, or $0.15 per diluted share, versus a net income of $3.5 million or $0.13 per diluted share in the same quarter of 2006.

Revenues for the nine month period ended September 30, 2007 were $209.9 million, up from $183.4 million in the comparable period of 2006. Net income for the nine month period ended September 30, 2007 was $16.3 million or $0.39 per diluted share, compared to a net income of $6 million or $0.25 per diluted share in the same period of 2006. Non-GAAP net income for the nine month period ended September 30, 2007 was $17.4 million, or $0.42 per diluted share, versus a net income of $9.2 million or $0.37 per diluted share in the comparable period of 2006.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “During the third quarter we continued to experience strong growth in revenues and profits with revenues increasing by 12% year over year. The quarter was highlighted by enhanced activity in the government sector – one of our major areas of focus”.

“We just announced the availability of our new flagship product, SkyEdge II, an advanced VSAT platform based on next generation technology, with higher efficiencies and full adaptivity for both the inbound and outbound channels. Designed for diverse environments including enterprises, rural networks, cellular backhaul and government network applications, Gilat’s SkyEdge II is an excellent solution for broadband IP networks with high-speed inbound requirements, providing inbound data rates of up to 4Mbps. We have already received first orders for SkyEdge II from leading service providers in Asia, Europe, Latin America and Africa.”

Recent Announcements
—	The availability of SkyEdge II, an advanced VSAT platform based on next generation technology, with higher efficiencies and full adaptivity for both the inbound and outbound channels.
—	Spacenet Inc. expands its presence in the government market through contracts with new government customers and the recent award of a five-year GSA Schedule Contract.
—	North-West Telecom, one of Russia’s largest telecommunications companies, is expanding its Gilat SkyEdge satellite network to bring telephony and broadband Internet services to a growing number of remote communities in North Western Russia.
—	Gilat is deploying a SkyEdge broadband satellite communications network for Russia’s largest electric utility company, FSK. FSK will use the SkyEdge VSAT network for supervisory control and data acquisition (SCADA) and satellite telephony applications at an initial 650 locations nationwide

—	Gilat’s business unit, Spacenet Rural Communications, contributed to Peru’s disaster recovery efforts by deploying a SkyEdge VSAT network and offering free telephony services in the aftermath of the August 16th earthquake.
—	Gilat’s wholly-owned subsidiary, Spacenet Inc., is working with Verizon Business to deploy a custom satellite network for the U.S. Postal Service. The satellite network will provide high performance broadband communications for over 5,000 Postal Service sites in the continental United States, Hawaii, Alaska and Puerto Rico.
—	Russia’s leading satellite service provider, Closed Joint-Stock Company (CJSC) Global-Teleport, is deploying a broadband satellite communications network for the Russian Ministry of Education based on Gilat’s SkyEdge systems.

Gilat will host a conference call today at 10:00 AM EST. In order to ensure audio access, participants from the U.S. should dial in at (888) 281-1167, and international participants should dial in at (972) 3-918-0650. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at: www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2007 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

Investor Contact: USA
Rachel Levine
The Global Consulting Group (GCG)
Tel: +1 646-284-9439
rlevine@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2007	2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	108,257	149,545
Short-term bank deposits and Held to maturity marketable securities	44,174	-
Short-term restricted cash	6,139	5,137
Restricted cash held by trustees	7,223	7,113
Trade receivables (net of allowance for doubtful accounts)	43,484	29,612
Inventories	20,630	26,368
Other current assets	33,302	40,428

Total current assets	263,209	258,203

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long term Held to maturity marketable securities	5,145	-
Long-term restricted cash	7,467	6,337
Long-term restricted cash held by trustees	16,544	15,646
Severance pay fund	11,177	10,534
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	12,996	19,241

	53,329	51,758

PROPERTY AND EQUIPMENT, NET	114,297	121,366

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	7,118	8,887

TOTAL ASSETS	437,953	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2007	2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,823	1,200
Current maturities of long-term loans	4,865	6,537
Trade payables	18,679	21,258
Accrued expenses	19,342	21,400
Short-term advances from customer held by trustees	15,437	15,045
Other accounts payable	66,609	72,129

Total current liabilities	130,755	137,569

LONG-TERM LIABILITIES:
Accrued severance pay	11,264	10,640
Long-term advances from customer held by trustees	8,330	16,863
Long-term loans, net	19,545	22,318
Accrued interest related to restructured debt	2,819	3,147
Convertible subordinated notes	16,315	16,333
Other long-term liabilities	16,817	21,285

Total long-term liabilities	75,090	90,586

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,783	1,757
Additional paid in capital	857,542	853,350
Accumulated other comprehensive income	1,537	702
Accumulated deficit	(628,754)	(643,750)

Total shareholders' equity	232,108	212,059

Total liabilities and shareholders' equity	437,953	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	209,915	183,354	71,548	63,786
Cost of Revenues	134,279	117,118	45,750	41,281

Gross profit	75,636	66,236	25,798	22,505

Research and development expenses:
Expenses incurred	12,846	11,282	4,109	3,938
Less - grants	1,756	1,327	481	704

	11,090	9,955	3,628	3,234

Selling and marketing, general and administrative expenses	51,554	47,103	17,372	15,614

Operating income	12,992	9,178	4,798	3,657

Financial income (expenses), net and other	3,858	(1,549)	1,136	57

Income before taxes on income	16,850	7,629	5,934	3,714

Taxes on income	545	1,622	81	1,006

Net income	16,305	6,007	5,853	2,708

Basic net earnings per share	0.42	0.26	0.15	0.12

Diluted net earnings per share	0.39	0.25	0.14	0.11

Shares used in net earnings per share computation
Basic	39,026	22,940	39,228	23,417

Diluted	41,398	24,441	41,672	25,382

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Nine months ended September 30,		Three months ended September 30,
		2007	2006	2007	2006
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating income	12,992	9,178	4,798	3,657
	Non-cash stock options expenses (1)	1,064	3,183	288	747

	Non-GAAP operating income	14,056	12,361	5,086	4,404

	GAAP net income	16,305	6,007	5,853	2,708
	Non-cash stock options expenses (1)	1,064	3,183	288	747

	Non-GAAP net income	17,369	9,190	6,141	3,455

	GAAP Earnings per share (diluted)	0.39	0.25	0.14	0.11
	Non-cash stock options expenses (1)	0.03	0.12	0.01	0.02

	Non-GAAP Earnings per share (diluted)	0.42	0.37	0.15	0.13

(1)	Non-cash stock options expenses:
	Cost of Revenues	8	135	4	28
	Research and development	6	118	1	25
	Selling, general, marketing and administrative	1,050	2,930	283	694

		1,064	3,183	288	747

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income	16,305	6,007	5,853	2,708
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	14,963	15,791	4,786	5,579
Gain from disposal of a subsidiary	-	(60)	-	-
Stock compensation relating options	1,064	3,183	288	747
Accretion of discount	-	504	-	164
Accrued severance pay, net	(20)	467	(161)	(49)
Interest accrued on short and long-term restricted cash	(1,099)	(586)	(363)	(443)
Interest on Held to maturity marketable securities	(1,608)	-	(671)	-
Exchange rate differences on long-term loans	503	507	363	30
Exchange rate differences on loans to employees	(128)	(240)	(169)	(112)
Capital loss from disposal of property and equipment	153	52	78	4
Deferred tax liabilities	(595)	(535)	(247)	(18)

Decrease (increase) in trade receivables, net	(13,795)	(1,128)	(6,531)	4,344
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	15,151	(1,979)	10,783	1,997
Decrease (increase) in inventories	4,503	(15,228)	454	(4,266)
Increase (decrease) in trade payables	(2,640)	2,080	(2,765)	(1,833)
Decrease in accrued expenses	(2,088)	(1,648)	(138)	(1,016)
Decrease in advances from customer held
by trustees, net (including long-term)	(8,141)	(7,669)	(619)	(2,080)
Increase (decrease) in other accounts payable and other long term liabilities
mainly deferred revenue	(12,502)	36,125	(11,019)	14,115

Net cash provided by (used in) operating activities	10,026	35,643	(78)	19,871

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(5,714)	(4,491)	(2,760)	(1,993)
Investment in held to maturity marketable securities	(67,645)	-	(4,285)	-
Proceeds from held to maturity marketable securities	19,934	-	14,459	-
Proceeds from short-term bank deposits	-	3,300	-	-
Loans to employees - Net	845	272	398	18
Investment in restricted cash held by trustees	-	(3,520)	-	(1,682)
Proceeds from restricted cash held by trustees	92	1,479	-	251
Investment in restricted cash (including long-term)	(5,952)	(3,291)	(1,483)	(38)
Proceeds from restricted cash (including long-term)	3,824	14,596	3	2,708
Investment in other assets	-	(6)	-	-

Net cash provided by (used in) investing activities	(54,616)	8,339	6,332	(736)

Cash flows from financing activities:
Exercise of options, net	3,092	3,348	1,467	1,096
Issuance expenses of ordinary shares	(262)	-	(3)	-
Short-term bank credit, net	4,623	(8,172)	(5)	(332)
Proceeds from long-term loans	1,000	-	1,000	-
Repayment of long-term loans	(5,949)	(7,936)	(4,556)	(4,801)

Net cash provided by (used in) financing activities	2,504	(12,760)	(2,097)	(4,037)

Effect of exchange rate changes on cash and cash equivalents	798	252	259	(16)

Increase (decrease) in cash and cash equivalents	(41,288)	31,474	4,416	15,082

Cash and cash equivalents at the beginning of the period	149,545	74,929	103,841	91,321

Cash and cash equivalents at the end of the period	108,257	106,403	108,257	106,403

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	12,992	9,178	4,798	3,657
Add:
Non-cash stock option expenses	1,064	3,183	288	747
Deprecation and amortization	14,963	15,791	4,786	5,579

EBITDA	29,019	28,152	9,872	9,983